November 8, 2013

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:	Jonathan E. Gottlieb
Mark S. Webb

VIA EMAIL AND EDGAR

Re:	Atlantic Coast Financial Corporation

Amendment No. 1 to Registration Statement on Form S-1

Filed October 17, 2013

File No. 333-191079

Atlantic Coast Financial Corporation hereby transmits for filing Amendment No. 2 to our Registration Statement on Form S-1, File No. 333-191079, as amended (“Form S-1”).

In addition, this correspondence is being filed via EDGAR in order to provide our responses to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission contained in your letter, dated November 4, 2013 (the “Comment Letter”) with respect to the above-referenced registration statement.

In order to facilitate your review of Amendment No. 2 to the Form S-1, we have restated and responded to the comments set forth in the Staff’s Comment Letter below. Page numbers refer to the filed copy of Amendment No. 2 to the Form S-1.

Form S-1

Manage Non-Performing Assets, page 5

1.	Please explain how the receipt of the proceeds of the offering will enable you to pursue the bulk sale of non-performing assets.

We are subject to a Consent Order (the “Consent Order”) with the Office of the Comptroller of the Currency (the “OCC”), which requires us to maintain certain capital levels and subjects many of our business actions to regulatory approval. The sale of non-performing assets in a bulk sale is dependent on our ability to raise a sufficient amount of capital that would allow us to meet the capital requirements mandated by the Consent Order and the receipt of regulatory non-objection to pursue a bulk sale strategy. The successful completion of this offering and receipt of the net proceeds described in “Use of Proceeds” would increase our regulatory capital to a level that, should we decide to dispose of the majority of our non-performing assets in bulk sales, would still meet the regulatory capital requirements mandated by the Consent Order. If that occurs, we believe that the necessary regulatory non-objection would be granted, enabling us to pursue the bulk sale of non-performing assets, although there can be no assurances of that. We have revised the Form S-1 at pages 5 through 7 under the sub-caption “Manage Non-Performing Assets” in response to the Staff’s comment.

2.	We note your response to comment 6 of our letter dated October 7, 2013 supporting your position that certain non-performing assets should not be classified as held-for-sale and carried at lower of cost or fair value in accordance with ASC 310-10-35-49 due to the fact that the execution of your strategy to bulk sell these assets is contingent on the completion of a successful offering and receipt of net proceeds from the offering. In order for us to more fully understand your position, and to provide more fulsome disclosure surrounding your business strategy and accounting for these loans, please tell us and revise your filing to:

•	Provide a narrative describing a full timeline of significant business decisions with regard to the Company’s capital position and the activities associated with selling these non-performing assets (i.e., management due diligence, indications of interest from third parties, etc.) from the point in time when the offering and sale of non-performing assets was the desired course of action.

Following the rejection of the proposed merger with Bond Street Holdings, Inc. by our stockholders at our June 11, 2013 special meeting, our board of directors immediately began to evaluate alternatives to raise capital in the near term. As part of that evaluation, and after consultation with our financial advisors, we identified a bulk sale of non-performing assets as a possible strategy that could be pursued to improve our financial position if we were successful in our capital raising efforts. At this time, we have received preliminary indications of value from third party brokers, and management has conducted a limited due diligence review. We have not, however, received any letters of intent or firm bids with respect to the any of the non-performing assets. We have revised the Form S-1 at page 5 under the sub-caption “Manage Non-Performing Assets” in response to the Staff’s comment.

•	Explain in detail the underlying reasons (e.g., business, financial condition, regulatory, capital requirements, liquidity, etc.) that you would not sell these assets in the event you are unable to complete a successful offering. In addition to those factors referenced above, please also address how the current economic environment and related market conditions impact your decision on whether to classify these loans as held for sale or held for investment.

Because we are not in a position to be able to sell the loans in a bulk sale (due to our current capital level and lack of regulatory non-objection), we are unable, by definition, to classify them as held-for-sale. Our ability to formally pursue a sale of these non-performing assets in a bulk sale is dependent on our ability to raise a sufficient amount of capital that would allow us to meet the capital requirements mandated by the Consent Order, and on the receipt of regulatory non-objection to pursue a bulk sale strategy. In addition, our decision to classify these loans as held-for-investment is not impacted by the current economic environment or market conditions. We have revised the Form S-1 beginning at page 6 under the sub-caption “Manage Non-Performing Assets” in response to the Staff’s comment.

•	Include a robust discussion of your contingency plan for managing these non-performing assets in the event you are unable to complete a successful offering again taking into consideration those factors noted above and any other relevant facts and circumstances. As part of your response, address whether you are economically compelled to sell these loans.

If we are unable to complete this offering successfully, we intend to continue to manage non-performing assets in a manner consistent with our current practices, and to attempt to maximize our proceeds from the disposal of those assets through the workout of non-performing assets by methods which would result in the least costly method of disposal, rather than a bulk sale. We are not currently aware of any conditions in which we would be economically compelled to sell non-performing loans, and even if we were so compelled, any such sale would be subject to the receipt of regulatory non-objection. If we do not complete the offering, we would consider all possible strategic alternatives. We have revised the Form S-1 at page 7 under the sub-caption “Manage Non-Performing Assets” in response to the Staff’s comment.

•	Explain in detail the ramifications of not completing the offering. For example, your disclosure on page 12 states that the OCC can institute “additional corrective actions” for undercapitalized institutions that could negatively impact your operations and performance. If known, please explain the nature of the potential corrective actions and clarify if these actions would compel you to complete a similar asset sale.

If we are unable to complete this offering successfully, we intend to continue to manage all of the assets on our balance sheet, including our non-performing assets, in a way intended to enable us to gain compliance with the Consent Order. Beyond what we have explained in the risk factor on page 15 of the Form S-1, we do not know the nature of any potential corrective actions that the OCC could institute as a result of our non-compliance with the Consent Order. Regardless, absent compliance with the Consent Order, we do not believe the OCC would allow us to complete a similar asset sale. We have revised the Form S-1 at page 7 under the sub-caption “Manage Non-Performing Assets” in response to the Staff’s comment.

3.	As a related matter, please revise your accounting policy disclosure to clarify whether these impaired loans are measured for impairment individually or in the aggregate under ASC 310-10-35-21 or under ASC 450. Additionally, please quantify the amount of non-performing loans to be sold in the bulk sale that are considered collateral dependent versus those that are measured based on cash flows. Lastly, please enhance your disclosure to provide additional color as to why the range of loss on disposition is anticipated to have such a large impact on operations. In preparing your response, tell us why you believe the costs / risks incorporated into this anticipated loss on bulk sale should not be incorporated in the current impairment valuation (ASC 310 or ASC 450) and provide supporting accounting guidance.

The Company’s non-performing loans are comprised primarily of residential mortgages, which are generally measured for impairment in the aggregate under ASC 450, and commercial real estate loans, which are measured for impairment individually under ASC 310-10-35-22. Since we have not made a definitive decision to sell these loans and will not make such a decision until a successful capital raise is completed, the mix of loans that might be subject to a bulk sale has not yet been determined. Therefore, none of our loans have been valued assuming a bulk sale. They have been valued based on our current intentions for individual disposition. However, regardless of what loans are included in a possible bulk sale, approximately 95% of our current non-performing portfolio is collateral dependent. Therefore we would estimate that approximately 95% of the loans included in any bulk sale would be collateral dependent. While it is possible for our current intentions to change due to a successful capital raise, we do not believe it would be appropriate to value these loans based on the possibility of a change in our intentions at a future date.

Our decision to classify assets as held-for-investment or held-for-sale is based on policies consistent with GAAP. As per guidance in the OCC Bank Advisory Series Topic 2e, the non-performing loans have been and are being carried as loans held-for-investment, and will continue to be so until a final decision is reached to sell the loans. In accordance with such guidance, if a decision is made to sell those loans, at that time they would be transferred to loans held-for-sale at market value and the estimated loss would be charged to the allowance for loan losses. Until that time, we believe, and the guidance suggests, that it would be premature to incorporate the potential loss on bulk sale into our impairment valuation.

Any loss on disposition of assets would have a significant impact on the Company because it would increase our net operating losses, thereby negatively impacting our equity and our regulatory capital ratios. Additionally, the potential range of loss on a bulk sale disposition of assets would have even greater impact on operations because such methods of disposition typically occur at substantial discounts to individual disposition methods.

We have revised the Form S-1 at page 6 under the sub-caption “Manage Non-Performing Assets” in response to the Staff’s comments.

4.	Please tell us, and revise your disclosure in your Form S-1 and all future filings, to clarify how you classify and account for your warehouse loans (i.e., held for investment or held for sale) along with the authoritative literature to support your position. In addition, please tell us how you classify these loans from a regulatory capital risk weighting perspective and whether there have been any changes in the risk weightings for the periods shown in your financial statements.

Our warehouse lending programs are considered lines of credit to third-party originators collateralized by mortgages, and as such, are structured as financing arrangements under ASC 860. These loans are always paid off at par, and the gain on the sale of the mortgages is income for the third-party originator. It is our policy to classify warehouse loans as held-for-investment and to classify them as 100% risk weighted assets for regulatory capital purposes.

We began reporting warehouse loans separately from held-for-sale loans and clarified our footnote disclosure to better communicate accounting treatment at March 31, 2013. The risk weighting policy changed to the current policy at December 31, 2012. Therefore, warehouse loans were reported as held-for-sale for periods December 31, 2012 and prior. Additionally, warehouse loans were 50% risk weighted assets for regulatory capital purposes for periods September 30, 2012 and prior. The use of 50% risk weighting for periods September 30, 2012 and prior did not have a material impact on our calculation of regulatory capital ratios.

To clarify the classification of our warehouse loans, in the Form S-1 and in our future filings we will expand upon the following disclosure as indicated below (edits to the existing disclosure shown in bold):

Other loans was comprised of loans secured by one- to four-family residential homes originated internally and held-for-sale (mortgage loans held-for-sale), small business loans originated internally and held-for-sale (SBA loans held-for-sale), and warehouse lines of credit ~~loans~~ secured by one- to four-family residential loans ~~homes~~ originated under purchase and assumption agreements by third-party originators (warehouse loans held-for-investment).

We have revised the Form S-1 at page 7 under the sub-caption “Warehouse Lending and SBA Lending” in response to the Staff’s comments.

Exhibits

5.	We acknowledge your response to comment 9 of our letter to you dated September 10, 2013. As we requested, please file all exhibits.

We have filed counsel’s opinion as Exhibit 5.1. We intend to file the form of underwriting agreement by separate amendment to the Form S-1. All other exhibits have been filed previously.

We appreciate the Staff’s prompt review of our Amendment No. 1 and believe that we have responded to all of the comments included in your November 4, 2013 Comment Letter. In order to meet our planned schedule for conducting our proposed offering, we would ask that you provide us with any additional comments relating to our Amendment No. 2 as soon as possible. We and our advisors are available to discuss any comments or questions concerning the amendment at your convenience. The contact information for our securities counsel is as follows: Lori Buchanan Goldman (lgoldman@stradley.com or 215-564-8707), Thomas L. Hanley (thanley@stradley.com or 202-292-4525), or Christopher S. Connell (cconnell@stradley.com or 212-564-8138).

ATLANTIC COAST FINANCIAL
CORPORATION

By:	/s/ John K. Stephens, Jr.
Name: John K. Stephens, Jr.
Title: President and Chief Executive Officer